Summary of Loan Agreement Entered into by and between Shenzhen BAK Battery Co., Ltd. (“the Company”) and Shenzhen Eastern Branch, Agricultural Bank of China (“the Creditor”) dated May 17, 2010

Main contents
➢	Contract number: 81101201000000575;
➢	Loan principal: RMB 90 million;
➢	Loan term: from May 17, 2010 to April 19, 2011;
➢	Floating interest rate: annually 5.0445%, rate adjustment in a 3-month cycle;
■	Interest accrued and settled per month, interest settlement day is the 20th day of each month;
■	Penalty interest rate for delayed repayment: 5.0445% plus 30% *5.0445%;
■	Penalty interest rate for embezzlement of loan proceeds: 5.0445% plus 50% *5.0445%;
➢	Purpose of the loan is to provide working capital for purchasing raw material of the Company;
➢	Advanced repayment of loan needs to be approved by the Creditor;
➢
Breach of contract penalties: correct the breach of contract in time limit; suspension of loan unprovided; release loan agreement, demand prepayment of loan principal and interest before maturity; imposition of punitive interest incurred due to delayed loan; imposition of punitive interest for embezzlement of loan; imposition of plural interest for unpaid interest; withdraw from any accounts of the Company the loan principal, interest and other fees; compensation for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation, etc.

➢	Supplemental: in the event that the Company repaid the loan in advance, it has to pay extra handling fee: advanced repaid amount * share months * 1‰.

Headlines of the articles omitted:
➢	Loan arrangement
➢	Interest clearing of the loan
➢	Payment of the loan
➢	Rights and obligations of the Creditor
➢	Rights and obligations of the Company
➢	Interest penalty of loan
➢	Guarantee of the loan agreement
➢	Disputation settlement
➢	Validity
➢	Text
➢	Notification